PRACTUS

October 31, 2019

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street N.E.
Washington DC 20549
Phone | 202.551.6769

Attention:	Deborah O’Neal

RE:	Capital Management Investment Trust (the “Trust”) – Response to SEC Comments with regard to Capital Management All-Cap Fund Proxy on Schedule 14A (the “Proxy”)

Dear Ms. O’Neal:

     On September 18, 2019, the Trust filed with the Securities and Exchange Commission (the “Commission”) the above-referenced Pre-14A proxy. On September 30, you provided verbal comments to me relating to the proxy. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing an amendment to the application electronically on EDGAR.

Comments and Corresponding Responses

1. Comment: The Staff requests a reference to any previously filed proxy in which a registrant has proposed that shareholders approve the ability for the adviser of a fund into which a reorganizing fund is merging to recoup amounts previously waived and expenses previously reimbursed to the acquired fund by the acquiring fund after the reorganization.

   Response: In 2015, the shareholders of the Cloud Capital Strategic Large Cap Fund approved a proposal allowing the adviser to recoup waivers and expense reimbursements to the Cloud Capital Mid Cap Fund by the Large Cap Fund after reorganization of the Mid Cap Fund into the Large Cap Fund. The link to the Annual Report showing the results are found here: https://www.sec.gov/Archives/edgar/data/1437249/000119312515033459/d856445dncsrs.htm

2. Comment: The Staff noted that in the description of Proposal One, the statement, “the Transaction will not result in any changes to the organization or structure of the Fund” is not completely accurate given the passing of Mr. Joseph V. Shields, Jr., and the resulting transfer of his ownership interest.

   Response: The Registrant has modified the disclosure to read, “The Transaction will not result in any changes to the organization or structure of the Fund, with the exception of the transfer of ownership of Mr. Joseph V. Shields, Jr.” [Emphasis added.]

3. Comment: The Staff requested that in Proposal One, “Terms of the Prior Agreement and the New Agreement,” that the disclosure describing the recoupment of the sum of all fees previously

JOHN C. SWHEAR I PARTNER 7268 Rooses Drive I Indianapolis, IN 46217 I p: 317.833.7859 Practus, LLP I John.Swhear@Practus.com I Practus.com

Capital Management Investment Trust October 31, 2019

waived or expenses reimbursed during any of the previous three years be clarified to note that the period is three years from the date of the actual waiver or expense reimbursement.

Response: The Registrant has modified the disclosure to read, “CMA may recoup the sum of all fees previously waived or expenses reimbursed, less any reimbursement previously paid, for a period of three years from the date of the actual waiver or expense reimbursement, provided total expenses do not exceed the limitation set forth above.” [Emphasis added.]

4. Comment: The Staff requested that the ranges for returns and management fees within which the All-Cap Fund’s is performing be listed in the Board Consideration disclosures for the advisory agreement renewal.

   Response: The disclosures have been modified to include the ranges.

5. Comment: The Staff requested that in Proposal Two the disclosure describing the recoupment of the sum of all fees previously waived or expenses reimbursed during any of the previous three years be clarified to note that the period is three years from the date of the actual waiver or expense reimbursement.

   Response: The Registrant has modified the disclosure to read, “Each waiver or reimbursement of an expense by CMA is subject to repayment by a Fund within three years of when the actual waiver or expense reimbursement was incurred, provided that the Fund is able to make the repayment without exceeding the applicable expense limitation.” [Emphasis added.]

     The applicant believes that it has addressed the comments presented by the staff. If you have any questions, please contact me at (317) 833-7859 regarding the responses contained in this letter.

Sincerely, /s/ John C. Swhear John C. Swhear

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